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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-49503

RECEIVED MAR 0 1 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/01___ AND ENDING ___12/31/01___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sterling Financial Investment Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 N.E. Mizner Blvd., Suite 400
                              (No. and Street)

Boca Raton   FL   33432
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert P. Spitler, CFO   (561) 672-4634
                                          (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst + Young
Am South Harbert Plaza   (Name — if individual, state last, first, middle name)
Suite 1900
1901 6th Avenue North   Birmingham   Al   35203
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                     contained in this form are not required to respond unless the form displays
                     a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Robert P. Spitler_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Sterling Financial Investment Group, Inc._____, as of __December 31_____, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Robert P. Spitler
Signature

Chief Financial Officer
Title

Alice M. Ditman
Notary Public

OFFICIAL NOTARY SEAL
ALICE M DITMAN
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NUMBER DD011980
MY COMMISSION EXPIRES
APR. 20, 2005

This report** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Sterling Financial Investment Group, Inc.

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

Sterling Financial Investment Group, Inc.

Financial Statements
and Supplemental Schedules

Years ended December 31, 2001 and 2000

Contents



⊒I ERNST & YOUNG

■ Ernst & Young LLP	■ Phone: (205) 251-2000
AmSouth/Harbert Plaza	www.ey.com
Suite 1900	
1901 Sixth Avenue North	
Birmingham, Alabama 35203	

Report of Independent Auditors

The Board of Directors
Sterling Financial Investment Group, Inc.

We have audited the accompanying statements of financial condition of Sterling Financial Investment Group, Inc. (a wholly-owned subsidiary of Sterling Financial Holdings, Inc.) as of December 31, 2001 and 2000, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Financial Investment Group, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 15, 2002

Ernst & Young LLP is a member of Ernst & Young International, Ltd.

Sterling Financial Investment Group, Inc.

Statements of Financial Condition

| | December 31 | |
	2001	2000
Assets		
Cash	$ **320,199**	$ 334,345
Deposits with clearing organizations	**378,451**	264,269
Securities owned, at fair value	**1,164,433**	554,274
Receivable from clearing organization	**679,311**	1,289,490
Receivables from representatives	**477,512**	233,689
Furniture, equipment and leasehold improvements (net of accumulated depreciation of $3,181 and $100,306)	**54,069**	325,059
Receivable from Parent	**428,586**	428,586
Security deposits	**96,703**	123,087
Prepaid expenses	**87,116**	97,090
Other assets	**129,286**	278,247
	$ **3,815,666**	$ 3,928,136
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued personnel expenses	$ **1,302,605**	$ 774,455
Accounts payable	**331,155**	324,834
Securities sold but not yet purchased, at fair value	**2,955**	276,000
Accrued expenses and other liabilities	**58,385**	67,022
Total liabilities	**1,695,100**	1,442,311
Stockholder's equity:		
Common stock, par value $.01 par value, 1,000 shares authorized, issued and outstanding	**10**	10
Additional paid-in capital	**4,989,692**	3,289,692
Retained deficit	**(2,869,136)**	(803,877)
Total stockholder's equity	**2,120,566**	2,485,825
Total liabilities and stockholder's equity	$ **3,815,666**	$ 3,928,136

See notes to financial statements.

Sterling Financial Investment Group, Inc.

Statements of Operations

	December 31	
	2001	**2000**
Revenues:		
Commissions	$ **11,509,000**	$ 10,271,771
Net dealer inventory and investment gains	**3,588,558**	1,729,509
Investment banking fees	**190,190**	1,208,180
Interest and dividends	**406,577**	365,372
Other	**636,655**	357,761
Total revenues	**16,330,980**	13,932,593
Expenses:		
Personnel expense	**13,194,026**	10,808,312
Clearing charges	**1,511,991**	1,621,467
Occupancy expense	**422,877**	200,882
Promotion expense	**208,143**	183,153
Travel and entertainment	**248,589**	271,652
Telecommunications	**254,814**	279,325
Office expense	**402,612**	444,359
Equipment rental	**817,638**	252,817
Professional fees	**780,188**	292,193
Business insurance	**120,315**	81,940
Depreciation and amortization	**58,282**	91,609
Interest	**119,418**	53,703
Other operating expenses	**257,346**	210,951
Total expenses	**18,396,239**	14,792,363
Loss before income taxes	**(2,065,259)**	(859,770)
Income tax benefit	**–**	325,586
Net loss	$ **(2,065,259)**	$ (534,184)

See notes to financial statements.

Sterling Financial Investment Group, Inc.

Statements of Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total
Balance, January 1, 2000	$10	$1,129,692	$ (269,693)	$ 860,009
Capital contributions	–	2,160,000	–	2,160,000
Net loss	–	–	(534,184)	(534,184)
Balance, December 31, 2000	$10	$3,289,692	$(803,877)	$2,485,825
Capital contributions	–	1,700,000	–	1,700,000
Net loss	–	–	(2,065,259)	(2,065,259)
Balance, December 31, 2001	$10	$4,989,692	$(2,869,136)	$2,120,566

See notes to financial statements.

Sterling Financial Investment Group, Inc.

Statements of Cash Flows

| | December 31 | |
	2001	2000
Operating activities		
Net loss	$ (2,065,259)	$ (534,184)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	58,282	91,609
(Increase) decrease in assets:		
Deposits with clearing organizations	(114,182)	(113,634)
Securities owned	(610,159)	(437,833)
Receivable from clearing organization	610,179	(805,309)
Receivables from representatives	(243,823)	(170,844)
Receivable from Parent	–	(325,586)
Security deposit	26,384	(44,196)
Prepaid expenses	9,974	(83,403)
Other assets	148,961	(102,018)
Increase (decrease) in liabilities:		
Accrued personnel expenses	528,150	340,288
Accounts payable	6,321	274,575
Securities sold but not yet purchased	(273,045)	264,205
Accrued expenses and other liabilities	(8,637)	(27,359)
Total adjustments	138,405	(1,139,505)
Net cash used in operating activities	(1,926,854)	(1,673,689)
Investing activities		
Proceeds from sale of fixed assets	310,000	–
Acquisition of fixed assets	(97,292)	(242,186)
Net cash used in investing activities	212,708	(242,186)
Financing activities		
Capital contributions	1,700,000	2,160,000
Net cash provided by financing activities	1,700,000	2,160,000
Net (decrease) increase in cash	(14,146)	244,125
Cash at beginning of year	334,345	90,220
Cash at end of year	$ 320,199	$ 334,345

See notes to financial statements.

Sterling Financial Investment Group, Inc.

Notes to Financial Statements

December 31, 2001

1. Summary of Significant Accounting Policies

Sterling Financial Investment Group, Inc. (the Company), was incorporated on May 30, 1997, as a wholly-owned subsidiary of Sterling Financial Holdings, Inc. (the Parent). The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. Its operations consist of buying and selling securities for its customers and its own account. The Company clears its securities transactions on a fully disclosed basis through Bear Stearns Securities Corp. (the clearing broker). The Company has offices in Florida, South Carolina, Virginia, Pennsylvania, New Jersey, New Hampshire, Illinois, Arizona, Michigan, Kansas, Iowa, Colorado and California in the United States. The Company also has offices in Panama City, Panama, Santiago, Chile, London, England, Athens, Greece and Madrid, Spain.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain amounts in prior year financial statements have been reclassified to conform to the current year presentation.

Security Transactions

Security transactions and related gains, losses, commission revenues and expenses are recorded on a trade date basis. Marketable securities owned are valued at estimated market value and securities not readily marketable are valued at estimated fair value as determined by management. The resulting difference between cost and market is included in income. Investment banking fees are recognized at the time the earnings process is complete and the income is reasonably determinable.

1. Summary of Significant Accounting Policies (continued)

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets of five to seven years. Amortization of assets recorded under capital leases is included in depreciation and amortization in the accompanying statement of operations. Leasehold improvements are recorded at cost. Amortization on leasehold improvements is computed using the straight-line method over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

The Company is part of a consolidated group for federal income tax purposes. The federal income tax liability/benefit is apportioned to the members of the consolidated group based upon their respective taxable income or loss amounts. The consolidated entity is responsible for the payment of income taxes, and the Company's allocated portion of these taxes (benefit) is accounted for as a related party transaction (which is disclosed on the statement of financial condition as receivable from Parent).

The Company accounts for taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes*, which requires the application of the asset and liability method of accounting for income taxes. Under the asset and liability method, statement of financial condition amounts of deferred income taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements. Recognition of deferred tax asset amounts and related valuation allowances are based on management's belief whether it is more likely than not that the tax benefit associated with certain temporary differences will be realized. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods.

Statement of Cash Flows

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. During 2001 and 2000, the Company paid $406,577 and $53,703 in interest and taxes, respectively.

Sterling Financial Investment Group, Inc.

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

New Accounting Standards

Effective January 1, 2001, the Corporation adopted FASB Statement 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by FASB Statement 137 "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133" and FASB Statement 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities". The adoption of this standard did not have a material affect on the financial statements of the Corporation.

On October 3, 2001, the FASB issued Statement 144, "Accounting for the Impairment and Disposal of Long-Lived Assets". Statement 144 supersedes Statement 121 and provides a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of Statement 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. Statement 144 also supercedes APB 30 with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred (rather than as of the measurement date as presently required by APB 30). In addition, more dispositions will qualify for discontinued operations treatment in the income statement. The statement will be effective for the Corporation beginning January 1, 2002. The Corporation does not anticipate that this statement will have a material impact on its financial condition or results of operations.

2. Receivable From Clearing Organization

The receivable from clearing organization consists of commissions and/or fees due from the Company's clearing organization from executing customer transactions but not yet paid.

Sterling Financial Investment Group, Inc.

Notes to Financial Statements (continued)

3. Receivables From Representatives

Receivables from representatives represent loans and advances owed to the Company by employees and independent brokers.

4. Furniture, Equipment and Leasehold Improvements

A summary of furniture, equipment, and leasehold improvements follows:

| | December 31 | |
	2001	2000
Furniture and equipment	$ 57,250	$ 336,121
Leasehold improvements	–	89,244
	57,250	425,365
Allowance for depreciation	(3,181)	(100,306)
	$ 54,069	$ 325,059

5. Securities Sold But Not Yet Purchased

Sales of securities not yet purchased represent an obligation of the Company to deliver specified securities at a predetermined date and price and are carried at market value. The Company will be obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation.

6. Income Taxes

The Company accounts for income taxes under the liability method required by Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes."

The Company's deferred income taxes are primarily the result of the Company's net operating loss carryforwards. At December 31, 2001, the Company's deferred tax asset was $804,725. The Company has recorded a valuation allowance for the entire deferred tax asset balance of $804,725.

At December 31, 2001, the Company had net operating loss carryforwards of $3,209,681, which fully expire in 2019.

7. Leases

The Company leases equipment that may be purchased for a nominal amount at the end of the lease. These leases are accounted for as capital leases. Office space and other equipment are also leased under noncancelable operating leases expiring in various years through 2005.

Future minimum payments, by year and in the aggregate, under the capital leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2001:

	Capital Lease	Operating Lease
2002	$11,895	$251,601
2003	8,708	244,050
2004	8,707	134,148
2005	2,903	–
Thereafter	–	–
Total minimum lease payments	$32,213	$ 629,799

Rental expense for all operating leases was $401,847 and $162,889 for the year ended December 31, 2001 and 2000, respectively.

Sterling Financial Investment Group, Inc.

Notes to Financial Statements (continued)

8. Warrants

In exchange for investment banking and consulting services to certain clients, the Company has received warrants entitling the Company to acquire stock at predetermined prices in those clients. The Company records these warrants at fair value when the Company's performance necessary to earn the warrants is complete. The warrants owned are valued at estimated fair value with the resulting difference between initial value and fair value included in income. During 2001, the Company recorded $17,100 in investment banking fees for warrants received in exchange for services performed. No warrants were exercised by the Company during 2001. At December 31, 2001, warrants with a value of $85,600 are included in securities owned in the accompanying statement of financial condition.

9. Related Party Transactions

During 2001 and 2000, the Company engaged in transactions with the Parent as shown below:

	2001	2000
Transactions included in the statement of financial condition:		
Due from affiliates	$ 12,533	$ 73,348
Receivable from Parent	$ 428,586	$ 428,586
Transactions included in the statement of operations:		
Investment banking fees	$ –	$ 642,012
Transactions included in statement of cash flows:		
Capital contributions	$1,700,000	$2,160,000

During 2001, the Company sold fixed assets to its Parent for the net book value of $310,000.

Sterling Financial Investment Group, Inc.

Notes to Financial Statements (continued)

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Aggregate indebtedness at December 31, 2001 was 249% of net capital. At December 31, 2001, the Company had net capital of $679,137, which was $566,328 in excess of required net capital.

11. Liabilities Subordinated to the Claims of General Creditors

At December 31, 2001 and 2000 and during the years then ended, the Company had no liabilities that were subordinated to the claims of general creditors.

Supplemental Information

Sterling Financial Investment Group, Inc.

Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Computation of net capital

Total stockholder's equity	$	2,120,566
Nonallowable assets:		
Receivables from representatives		477,512
Receivables from non-customers		129,284
Furniture, equipment and leasehold improvements		54,069
Receivable from Parent		428,586
Security deposits		96,703
Prepaid expenses		87,116
Warrants owned		85,600
Securities haircuts		82,559
Net capital	$	679,137

Computation of basic net capital requirements

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	112,809
Minimum dollar net capital requirement	$	100,000
Net capital requirement (greater of above amounts)	$	112,809
Excess net capital	$	566,328
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	509,923

Sterling Financial Investment Group, Inc.

Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission
(continued)

Computation of aggregate indebtedness

Total liabilities from the statement of financial condition	1,695,100
Exclusions from aggregate indebtedness:	
Securities sold but not yet purchased	2,955
Total aggregate indebtedness	$ 1,692,145
Percentage of aggregate indebtedness to net capital	249%

There were no material differences between the Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the SEC above and the computations included in the respondent's corresponding unaudited amended Form X-17A-5 Part II filing as of December 31, 2001.

Sterling Financial Investment Group, Inc.

Statement Regarding SEC Rule 15c3-3

December 31, 2000

The Company is exempt from the Reserve Requirement of the Securities and Exchange Commission (Rule 15c3-3) under paragraph (k)(2)(ii) of Rule 15c3-3.

EII ERNST & YOUNG

■ Ernst & Young LLP
AmSouth/Harbert Plaza
Suite 1900
1901 Sixth Avenue North
Birmingham, Alabama 35203

■ Phone: (205) 251-2000
www.ey.com

Report on Internal Controls Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Report of Independent Accountants

Board of Directors of
Sterling Financial Investment Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Sterling Investment Group, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

Ernst & Young LLP is a member of Ernst & Young International, Ltd.

of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 15, 2002